Via Facsimile and UPS
Securities and Exchange Commission
Division of Corporation Finance
Mail Room 4561
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:       Mr. Thomas Ferraro, Senior Staff Accountant
Amsterdam, December 1, 2006

Re:	Playlogic Entertainment, Inc.
Item 4.02 Form 8-K
Filed on November 20, 2006
File No. 0-49649
Dear Ladies and Gentlemen:
By letter dated November 24, 2006 (the “Comment Letter”) from the Staff of the Commission (the “Staff”), the Staff provided certain comments with respect to Item 4.02 Form 8-K (the “Original Form 8-K”) referred to above of Playlogic Entertainment, Inc. (the “Company”). We are responding to the Comment Letter in the following numbered paragraphs which correspond to the paragraph numbers in the Comment Letter. The comments contained in the Comment Letter are reproduced in bold and italics below, and the response to the comments follows.
1.	We note from your disclosures in your Item 4.02 Form 8-K, filed on November 20, 2006 that the Company has determined the financial statements for the year ended December 31, 2005 and the quarterly periods ended September 30, 2005, March 31, 2006 and June 30, 2006 can no longer be relied upon due to certain shareholder transactions not being recorded in accordance with U.S, GAAP, it is not evident from your disclosures whether the financial statements in the Form 10-Q’s filed for March 31, 2005, June 30, 2005 and September 30, 2005 can no longer be relied upon or whether only the September 30, 2005 financial statements can no longer be relied upon. Please explain your disclosure.
We hereby confirm that the unaudited financial statements for the three months ended September 30, 2005, March 31, 2006 and June 30, 2006, which are included in the Company’s quarterly reports on Forms 10-QSB for those periods, can no longer be relied upon. We further confirm that the Company’s audited financial statements for the fiscal

Playlogic International N.V.	Phone: + 31 (0)20 676 03 04	Bank: ABN Amro Amsterdam: 62.40.62.848
Contcertgebouwplein 13	Fax: + 31 (0)20 673 17 13	IBAN: NL 44 ABNA 062.40.62.848
1071 LL Amsterdam, The Netherlands	E-mail: info@playlogicgames.com	Swiftcode: ABNANL2A
www.playlogicgames.com	C.O.C. No.: 34169344	VAT No.: NL 8104.69.807.B. 01

year ended December 31, 2005, which are included in the Company’s annual report on Form 10-KSB for that period, can no longer be relied upon. The unaudited financial statements for the three months ended March 31, 2005 and June 30, 2005 were not affected and can still be relied upon. We are hereby amending the Original Form 8-K to enhance the clarity of the disclosure language.
2.	We note that you filed your Form 10-Q for the three and nine months ended September 30, 2006 on November 21, 2006, one day after you filed the Item 4.02 Form 8-K and that Form 10-Q includes financial information for the three and nine months ended September 30, 2005, Tell us whether the financial statements for the three and nine months ended September 30, 2005 and included in the September 30, 2006 Form 10-Q have been restated to reflect adjustments disclosed in your Item 4.02 Form 8-K and if so, why the Company did not disclose information pursuant to paragraphs 25 and 26 of SFAS 154. If the September 30, 2005 financial statements included in the September 30, 2006 Form 10-Q were not restated, explain why the Company filed a periodic report with, it appears from your disclosures in the Item 4.02 8-K, include materially incorrect information.
The unaudited and unreviewed financial statements for the three and nine months ended September 30, 2005 and September 30, 2006 as included in the quarterly report on Form 10-QSB for the three months ended September 30, 2006 have been restated to reflect the adjustments disclosed in the Original Form 8-K. The adjustments have been made to the best of management assessment and capabilities and were based on the facts known to the Company as of the date of filing; however, the restatements have not been audited or reviewed by our previous auditors or our new auditor, Rothstein, Kass & Company, P. C. (“Rothstein Kass”). We will comply with the provisions of SFAS No. 154 in an amended Form 10-QSB for the quarterly period ended September 30, 2006 which will be filed upon completion of the auditors’ review.
3.	We also note that the Company disclosed material weaknesses in its Form 10-Q for September 30, 2006, which include limitations in the capacity of the Company’s accounting resources to properly account for certain transactions; the CEO entering into financing transaction without approval by the Board of Directors; and the CEO using the Company’s credit card to charge personal transactions. Tell us whether these material weaknesses resulted in the restatements to the financial statements disclosed in your Item 4.02 Form 8-K. Further if the material weaknesses were the cause of certain errors identified in your financial statements, amend your Item 4.02 Form 8-K to disclose the nature of the material weaknesses in your internal controls over financial reporting.
The restatements to the financial statements as disclosed in the Original Form 8-K were, in part, caused by one of the material weaknesses disclosed in our quarterly report on Form 10-QSB for the three months ended September 30, 2006 (i.e., limitations in the capacity of the Company’s accounting resources to properly account for certain transactions). The other two material weaknesses did not result in the accounting error in the previously filed financial statements. We are amending the Original Form 8-K to disclose the nature of the material weakness in our internal controls over financial reporting.

We are hereby filing Amendment No. 1 to the Original Form 8-K on Form 8-K/A. One clean copy and one marked copy of Amendment No. 1 on Form 8-K/A indicating changes to the Original Form 8-K are enclosed for the Staff’s reference.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.
We appreciate the comments from the Staff. Should you have any questions regarding our response, please contact the undersigned at (31) 20-676 0304.
Sincerely,

/s/ Willem M. Smit

Willem M. Smit
Chief Executive Officer